David Peinsipp	By EDGAR

+1 415 693 2177

dpeinsipp@cooley.com

November 16, 2020

Donald Field

Dietrich King

Office of Life Sciences
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Olema Pharmaceuticals, Inc. Registration Statement on Form S-1 Filed October 30, 2020 File No. 333-249748

Dear Messrs. Field and King:

On behalf of Olema Pharmaceuticals, Inc. (“Olema” or the “Company”) we submit this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 4, 2020 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on October 30, 2020 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in Amendment No. 1. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the response below, page number references are to Amendment No. 1.

Registration Statement on Form S-1

Clinical trial collaboration and supply agreement with Novartis, page 123

1.	We note your disclosure that Novartis will reimburse you for a majority of the direct outside costs that you incur related to conducting the activities under the agreed development plan in conducting the clinical trials for the combined therapies. Please revise to disclose that there is an aggregate cap on the amount of direct outside costs that Novartis is responsible for reimbursing and quantify the general range of such cap.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 103, 123 and 124 of Amendment No. 1.

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Cooley LLP 101 California Street San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com

November 16, 2020

Page Two

Please contact me at (415) 693-2177, Kristin VanderPas at (415) 693-2097, Jodie Bourdet at (415) 693-2054 or Denny Won at (415) 693-2032 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ David Peinsipp

David Peinsipp

cc:	Sean Bohen, Chief Executive Officer and President, Olema Pharmaceuticals, Inc.

Shane Kovacs, Chief Operating and Financial Officer, Olema Pharmaceuticals, Inc.

Kristin VanderPas, Cooley LLP

Jodie Bourdet, Cooley LLP

Denny Won, Cooley LLP

Cooley LLP 101 California Street San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com